UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014

Commission File Number 001-14622

CGG

(Translation of registrant’s name into English)

Tour Maine Montparnasse

33, avenue du Maine

75015 Paris

France

(33) 1 64 47 45 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F

FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.

These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

•	the impact of the current economic and credit environment, including on our customers and suppliers;

•	the social, political and economic risks of our global operations;

•	our ability to integrate successfully the businesses or assets we acquire;

•	the risks associated with activities operated through joint ventures in which we hold a minority interest;

•	any write-downs of goodwill on our balance sheet;

•	our ability to sell our seismic data library;

•	exposure to foreign exchange rate risk;

•	our ability to finance our operations on acceptable terms;

•	the impact of fluctuations in fuel costs on our marine acquisition business;

•	the weight of intra-group production on our results of operations;

•	the timely development and acceptance of our new products and services;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	our ability to attract and retain qualified employees;

•	ongoing operational risks and our ability to have adequate insurance against such risks;

•	the level of capital expenditures by the oil and gas industry and changes in demand for seismic products and services;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	the effects of competition;

•	difficulties in adapting our fleet to changes in the seismic market;

•	high level of fixed costs that are incurred regardless of business activity;

•	the seasonal nature of our revenues;

•	the costs of compliance with governmental regulation, including environmental, health and safety laws;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•

our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations;

•	exposure to interest rate risk; and

•	our success at managing the foregoing risks.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

Certain of these risks are described in our annual report on Form 20-F for the year ended December 31, 2013 that we filed with the SEC on April 10, 2014. Our annual report on Form 20-F is available on our website at www.cgg.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cgg.com or invrelhouston@cgg.com or writing to CGG – Investor Relations Department, Tour Maine Montparnasse – 33, avenue du Maine – 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS

	Three months ended March 31,
	2014	2013
Amounts in millions of U.S.$, except per share data or unless indicated

Operating revenues	806.2	870.7
Other income from ordinary activities	0.4	0.6
Total income from ordinary activities	806.6	871.3
Cost of operations	(672.5)	(675.2)
Gross profit	134.1	196.1
Research and development expenses, net	(26.4)	(26.1)
Marketing and selling expenses	(29.5)	(28.4)
General and administrative expenses	(41.9)	(51.0)
Other revenues (expenses), net	(1.8)	61.2
Operating income	34.5	151.8
Expenses related to financial debt	(48.2)	(46.9)
Income provided by cash and cash equivalents	0.6	0.6
Cost of financial debt, net	(47.6)	(46.3)
Other financial income (loss)	2.5	(5.0)
Income (loss) of consolidated companies before income taxes	(10.6)	100.5
Deferred taxes on currency translation	(1.0)	(6.7)
Other income taxes	(10.9)	(25.3)
Total income taxes	(11.9)	(32.0)
Net income (loss) from consolidated companies	(22.5)	68.5
Share of income (loss) in companies accounted for under equity method	(16.5)	10.6
Net income (loss)	(39.0)	79.1
Attributable to :
Owners of CGG SA	$(40.4)	76.7
Owners of CGG SA (1)	€(29.5)	57.7
Non-controlling interests	$1.4	2.4

Weighted average number of shares outstanding	176,890,866	176,423,717
Dilutive potential shares from stock-options	(2)	734,668
Dilutive potential shares from performance share plan	(2)	267,509
Dilutive potential shares from convertible bonds	(2)	24,150,635
Dilutive weighted average number of shares outstanding adjusted when dilutive	176,890,866	201,576,529
Net income (loss) per share
Basic	$(0.23)	0.43
Basic (1)	€(0.17)	0.33
Diluted	$(0.23)	0.42
Diluted (1)	€(0.17)	0.32

(1)	Converted at the average exchange rate of U.S.$1.371 and U.S.$1.329 per € for the periods ended March 31, 2014 and 2013, respectively.
(2)

As our net result was a loss, stock-options, performance shares plans and convertible bonds had an accretive effect; as a consequence, potential shares linked to those instruments were not taken into account in the dilutive weighted average number of shares, or in the calculation of diluted loss per share.

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	March 31,
Amounts in millions of U.S.$	2014	2013
Net income (loss) from statements of operations	(39.0)	79.1

Other comprehensive income to be reclassified in profit (loss) in subsequent period:
Gain (loss) on cash flow hedges	(0.5)	(1.1)
Income taxes	0.2	0.4
Net gain (loss) on cash flow hedges	(0.3)	(0.7)

Exchange differences on translation of foreign operations	(1.7)	10.6
Net other comprehensive income to be reclassified in profit (loss) in subsequent period (1)	(2.0)	9.9

Other comprehensive income not to be classified in profit (loss) in subsequent period:
Gain (loss) on actuarial changes on pension plan	(0.3)	0.2
Income taxes	0.1	(0.1)
Net gain (loss) on actuarial changes on pension plan	(0.2)	0.1

Net other comprehensive income not to be reclassified in profit (loss) in subsequent period (2)	(0.2)	0.1

Other comprehensive income (loss) for the period, net of taxes, in companies accounted for under the equity method (3)	—	—

Total other comprehensive income (loss) for the period, net of taxes (1) + (2) + (3)	(2.2)	10.0

Total comprehensive income (loss) for the period	(41.2)	89.1

Attributable to :
Owners of CGG SA	(42.2)	86.5
Non-controlling interests	1.0	2.6

C G G

CONSOLIDATED BALANCE SHEET

	March 31, 2014 (unaudited)	December 31, 2013
Amounts in millions of U.S.$, unless indicated

ASSETS
Cash and cash equivalents	458.9	530.0
Trade accounts and notes receivable, net	874.1	987.4
Inventories and work-in-progress, net	486.0	505.2
Income tax assets	120.8	118.1
Other current assets, net	197.5	175.6
Assets held for sale, net	39.2	37.7
Total current assets	2,176.5	2,354.0
Deferred tax assets	226.0	222.6
Investments and other financial assets, net	67.1	47.8
Investments in companies under equity method	296.2	325.8
Property, plant and equipment, net	1,528.3	1,557.8
Intangible assets, net	1,406.1	1,271.6
Goodwill, net	2,483.6	2,483.2
Total non-current assets	6,007.3	5,908.8
TOTAL ASSETS	8,183.8	8,262.8

LIABILITIES AND EQUITY
Bank overdrafts	3.4	4.5
Current portion of financial debt	388.1	247.0
Trade accounts and notes payable	506.3	557.6
Accrued payroll costs	216.2	251.1
Income taxes liability payable	75.0	73.9
Advance billings to customers	50.3	52.4
Provisions – current portion	73.5	73.1
Other current liabilities	210.6	283.9
Total current liabilities	1,523.4	1,543.5
Deferred tax liabilities	130.1	148.9
Provisions – non-current portion	142.2	142.5
Financial debt	2,495.0	2,496.1
Other non-current liabilities	42.1	41.7
Total non-current liabilities	2,809.4	2,829.2

Common stock 301,746,055 shares authorized and 176,890,866 shares with a €0.40 nominal value issued and outstanding at March 31, 2014 and 176,890,866 at December 31, 2013	92.7	92.7
Additional paid-in capital	3,180.4	3,180.4
Retained earnings	577.7	1,273.9
Other reserves	(46.7)	(46.1)
Treasury shares	(20.6)	(20.6)
Net income (loss) for the period attributable to the owners of CGG	(40.4)	(698.8)
Cumulative income and expense recognized directly in equity	(8.0)	(7.6)
Cumulative translation adjustment	24.7	26.0
Equity attributable to owners of CGG SA	3,759.8	3,799.9
Non-controlling interests	91.2	90.2
Total equity	3,851.0	3,890.1
TOTAL LIABILITIES AND EQUITY	8,183.8	8,262.8

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended March 31,
	2014	2013
Amounts in millions of U.S.$
OPERATING
Net income (loss)	(39.0)	79.1
Depreciation and amortization	104.0	111.8
Multi-client surveys depreciation and amortization	80.2	71.6
Depreciation and amortization capitalized to multi-client surveys	(34.0)	(27.0)
Variance on provisions	(0.7)	19.1
Stock based compensation expenses	3.6	5.0
Net gain (loss) on disposal of fixed assets	1.2	(99.7)
Equity income (loss) of investees	16.5	(10.6)
Dividends received from affiliates	8.4	—
Other non-cash items	0.2	5.5
Net cash including net cost of financial debt and income tax	140.4	154.8
Less net cost of financial debt	47.6	46.3
Less income tax expense	11.9	32.0
Net cash excluding net cost of financial debt and income tax	199.9	233.1
Income tax paid	(41.0)	(33.2)
Net cash before changes in working capital	158.9	199.9
- change in trade accounts and notes receivable	77.1	16.9
- change in inventories and work-in-progress	18.8	(15.2)
- change in other current assets	(19.6)	(1.1)
- change in trade accounts and notes payable	(45.8)	(89.5)
- change in other current liabilities	(71.5)	(51.1)
Impact of changes in exchange rate on financial items	(0.1)	2.9
Net cash provided by operating activities	117.8	62.8
INVESTING
Capital expenditures (including variation of fixed assets suppliers, excluding multi-client surveys)	(101.8)	(76.1)
Investment in multi-client surveys, net cash	(155.9)	(127.2)
Proceeds from disposals of tangible and intangible assets	1.3	—
Total net proceeds from financial assets	—	33.7
Acquisition of investments, net of cash and cash equivalents acquired	(6.5)	(938.0)
Impact of changes in consolidation scope	—	—
Variation in loans granted	(16.0)	(0.5)
Variation in subsidies for capital expenditures	—	—
Variation in other non-current financial assets	(2.0)	0.2
Net cash used in investing activities	(280.9)	(1,107.9)
FINANCING
Repayment of long-term debts	(13.2)	(77.9)
Total issuance of long-term debts	119.2	111.8
Lease repayments	(2.2)	(5.4)
Change in short-term loans	0.2	(0.7)
Financial expenses paid	(12.1)	(7.5)
Net proceeds from capital increase
- from shareholders	—	0.7
- from non-controlling interests of integrated companies	—	—
Dividends paid and share capital reimbursements
- to shareholders	—	—
- to non-controlling interests of integrated companies	—	—
Acquisition/disposal from treasury shares	—	—
Net cash provided by (used in) financing activities	91.9	21.0
Effects of exchange rates on cash	0.1	20.7
Net increase (decrease) in cash and cash equivalents	(71.1)	(1,003.4)
Cash and cash equivalents at beginning of year	530.0	1,520.2
Cash and cash equivalents at end of period	458.9	516.8

See notes to Interim Consolidated Financial Statements

C G G

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2013	176,392,225	92.4	3,179.1	1,265.8	(27.8)	(20.6)	(7.6)	1.9	4,483.2	98.7	4,581.9

Capital increase	61,533	0.1	0.6						0.7		0.7
Net income				76.7					76.7	2.4	79.1
Cost of share-based payment				5.0					5.0		5.0
Net gain (loss) on actuarial changes on pension plan (1)				0.1					0.1		0.1
Net gain (loss) on cash flow hedges (2)							(0.7)		(0.7)		(0.7)
Exchange differences on foreign currency translation (3)				0.6			0.3	9.5	10.4	0.2	10.6

Other comprehensive income (1)+(2)+(3)				0.7			(0.4)	9.5	9.8	0.2	10.0
Exchange differences on foreign currency translation generated by the mother company					7.6				7.6		7.6
Changes in consolidation scope and other				(0.9)					(0.9)	0.3	(0.6)

Balance at March 31, 2013	176,453,758	92.5	3,179.7	1,347.3	(20.2)	(20.6)	(8.0)	11.4	4,582.1	101.6	4,683.7

Amounts in millions of U.S.$, except share data	Number of Shares issued	Share capital	Additional paid-in capital	Retained earnings	Other reserves	Treasury shares	Income and expense Recognized directly in equity	Cumulative translation adjustment	Equity attributable to owners of CGG SA	Non- controlling interests	Total equity
Balance at January 1, 2014	176,890,866	92.7	3,180.4	575.1	(46.1)	(20.6)	(7.6)	26.0	3,799.9	90.2	3,890.1

Capital increase									—		—
Net income				(40.4)					(40.4)	1.4	(39.0)
Cost of share-based payment				2.9					2.9		2.9
Net gain (loss) on actuarial changes on pension plan (1)				(0.2)					(0.2)		(0.2)
Net gain (loss) on cash flow hedges (2)							(0.3)		(0.3)		(0.3)
Exchange differences on foreign currency translation (3)								(1.3)	(1.3)	(0.4)	(1.7)

Other comprehensive income (1)+(2)+(3)				(0.2)			(0.3)	(1.3)	(1.8)	(0.4)	(2.2)
Exchange differences on foreign currency translation generated by the mother company					(0.6)				(0.6)		(0.6)
Changes in consolidation scope and other				(0.1)			(0.1)		(0.2)		(0.2)

Balance at March 31, 2014	176,890,866	92.7	3,180.4	537.3	(46.7)	(20.6)	(8.0)	24.7	3,759.8	91.2	3,851.0

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1—SUMMARY oF sIGNIFICANT ACCOUNTING pOLICIES

CGG S.A. (“the Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical and geological services industry, providing a wide range of data acquisition, processing and interpretation services as well as related imaging and interpretation software to clients in the oil and gas exploration and production business. It is also a global manufacturer of geophysical equipment.

Given that the Company is listed on a European Stock Exchange and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (IASB) and adopted by the European Union.

These interim condensed consolidated financial statements have been authorized by the Audit Committee on May 6, 2014 for issue.

The preparation of consolidated financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates due to the change in economic conditions, changes in laws and regulations, changes in strategy and the inherent imprecision associated with the use of estimates.

The interim condensed consolidated financial statements are presented in U.S.dollars and have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.

Critical accounting policies

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as of and for the year ended December 31, 2013 included in its report on Form 20-F for the year 2013 filed with the SEC on April 10, 2014.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013, except for the adoption of the following new Standards and Interpretations:

•	Amendment to IFRS7 / IAS32 – Offsetting financial assets and financial liabilities

•	Amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets

•	Amendments to IAS 39 Financial Instruments – novation of derivatives and continuation of hedge accounting

The adoption of these Standards and Interpretations had no significant impact on the Group’s interim financial statements.

At the date of issuance of these consolidated financial statements, the following Standards and Interpretations were issued but not yet adopted by the European Union and were thus not effective:

•	IFRS 9 Financial instrument – classification and valuation of financial assets

•	IFRIC 21 Levies – recognition of a liability for a levy imposed by a government

•	Amendments to IAS 19 – Defined Benefit Plans: Employee Contributions

•	Annual Improvements (2010-2012)

•	Annual Improvements (2011-2013)

We are currently reviewing these standards and interpretations to measure their potential impact on our consolidated financial statements.

Use of judgment and estimates

Key judgments and estimates used in the financial statements are summarized in the following table:

Judgments and estimates	Key assumptions
Fair value of assets and liabilities acquired through purchase price allocation	Pattern used to determine the fair value of assets and liabilities
Recoverability of client receivables	Assessment of clients’ credit default risk
Valuation of investments	Financial assets fair value Equity method companies fair value
Amortization and impairment of multi-client surveys	Expected margin rate for each category of surveys Expected useful life of multi-client surveys
Depreciation and amortization of tangible and intangible assets	Assets useful lives
Recoverable value of goodwill and intangible assets	Expected geophysical market trends Discount rate (WACC)
Post-employment benefits	Discount rate Participation rate to post employment benefit plans Inflation rate
Provisions for risks, claims and litigations	Assessment of risks considering court rulings and attorney’s positions
Revenue recognition	Contract completion rates Assessment of fair value of customer loyalty programs Assessment of fair value of contracts identifiable parts
Development costs	Assessment of future benefits of each project
Deferred tax assets	Hypothesis supporting the achievement of future taxable benefits

Operating revenues

Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable.

•	Multi-client surveys

Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).

Pre-commitments — generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We record payments that we receive during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.

We recognize pre-commitments as revenue when production has started based on the physical progress of the project, as services are rendered.

After sales — generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and being granted access to the data.

In case after sales agreements contain multiple deliverable elements, the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

After sales volume agreements — we enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated.

•	Exclusive surveys

In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project costs as far as they can reliably be assessed.

The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.

In some exclusive survey contracts and a limited number of multi-client survey contracts, we are required to meet certain milestones. We defer recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.

•	Equipment sales

We recognize revenues on equipment sales upon delivery to the customer when risks and rewards are fully transferred. Any advance billings to customers are recorded in current liabilities.

•	Software and hardware sales

We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.

If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.

If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.

Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a proportional performance basis over the contract period.

•	Other geophysical sales/services

Revenues from our other geophysical sales/services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.

•	Customer loyalty programs

We may grant award credits to our main clients. These award credits are contractually based on cumulative services provided during the calendar year and attributable to future services.

These credits are considered as a separate component of the initial sale and measured at their fair value by reference to the contractual rates and the forecasted cumulative revenues for the calendar year. These proceeds are recognized as revenue only when the obligation has been fulfilled.

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment at each balance sheet date at the relevant level (independent surveys or groups of surveys).

Multi-client surveys

Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical patterns.

We amortize the multi-client surveys over the period during which the data is expected to be marketed using an amortization rate applied to recognized revenues.

Depending on the category of the survey, we generally use amortization rates from 50% to 80% corresponding to the ratio of total estimated costs over total estimated sales, unless specific indications lead to apply a different rate.

For all categories of surveys, starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year to seven year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level.

Development costs

Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”. Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	we have sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.

The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses — net”.

Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

We amortize capitalized developments costs over 5 years.

Research and development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.

NOTE 2—ACQUISITIONS AND DIVESTITURES

None.

NOTE 3—ANALYSIS BY OPERATING SEGMENT AND GEOGRAPHIC AREA

Since February 1, 2013, as a result of the acquisition of the Fugro’s Geoscience division, we organized our activities into three divisions which we also use as segments for our financial reporting. These segments are:

•	Acquisition, which comprises the following operating segments:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client or for our Multi-client business line (internal activity);

•	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client, or for our Multi-client business line (internal activity);

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business line (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities.

•

Equipment, which comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. We carry out the activity in the Equipment segment through our subsidiary Sercel.

Financial information by segment is reported in accordance with our internal reporting system and provides internal segment information that is used by the chief operating decision maker to manage and measure the performance.

As a complement to the operating income, EBIT is defined as one of our main performance indicator. EBIT is used by Management as a performance indicator because it captures the contribution to our results of the significant businesses that are managed through our joint-ventures. We define EBIT as operating income plus our share of income in companies accounted for under the equity method.

Inter-company transactions between segments are made at arm’s length prices. They relate primarily to geophysical equipment sales made by the Equipment segment to the Acquisition segment and to services rendered by the Acquisition segment to the GGR segment for the multi-client seismic library.

These inter-segment revenues and the related earnings are eliminated in consolidation in the tables that follow under the column “Eliminations and other”.

The inter-segment sales and the related earnings recognized by the Equipment segment are eliminated and presented in the tables that follow as follows: (i) operating income and EBIT for our Acquisition segment are presented after elimination of amortization expenses corresponding to capital expenditures between our Equipment segment and Acquisition segment; and (ii) capital expenditures for our Acquisition segment are presented after elimination of inter-segment margin.

Operating income and EBIT may include non-recurring items, which are disclosed in the reportable segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and other” in the tables that follow. The Group does not disclose financial expenses or financial revenues by segment because they are managed at the Group level.

Identifiable assets are those used in the operations of each segment. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents. Due to the constant changes in work locations, the group does not track its assets based on country of origin or ownership.

Capital employed is defined as total assets excluding cash and cash equivalents less (i) current liabilities excluding bank overdrafts and current portion of financial debt and (ii) non-current liabilities excluding financial debt.

The following tables also present operating revenues, operating income and EBIT by segment, and operating revenues by geographic area (by location of customers).

Analysis by operating segment

	Three months ended March 31,
	2014					2013
In millions of U.S.$, except for assets and capital employed in billions of U.S.$	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total	Acquisition	GGR	Equipment	Eliminations and Other	Consolidated Total
Revenues from unaffiliated customers	352.9	289.9	163.4	—	806.2	421.3	259.6	189.8	—	870.7
Inter-segment revenues	206.4	—	42.8	(249.2)	—	172.7	—	60.9	(233.6)	—
Operating revenues	559.3	289.9	206.2	(249.2)	806.2	594.0	259.6	250.7	(233.6)	870.7
Depreciation and amortization (excluding multi-client surveys)	(77.7)	(16.4)	(9.9)	—	(104.0)	(88.4)	(12.0)	(11.4)	—	(111.8)
Depreciation and amortization of multi-client surveys	—	(80.2)	—	—	(80.2)	—	(71.6)	—	—	(71.6)
Operating income	0.5	63.5	41.3	(70.8)	34.5	38.1	79.2	69.1	(34.6)	151.8
Share of income in companies accounted for under equity method (1)	(16.2)	(0.3)	—	—	(16.5)	9.1	1.5	—	—	10.6
Earnings before interest and tax (2)	(15.7)	63.2	41.3	(70.8)	18.0	47.2	80.7	69.1	(34.6)	162.4
Capital expenditures (excluding multi-client surveys) (3)	58.7	17.9	18.9	6.3	101.8	57.0	11.2	6.7	1.2	76.1
Investments in multi-client surveys, net cash	—	155.9	—	—	155.9	—	127.2	—	—	127.2
Capital employed	2.6	2.9	0.8	—	6.3	3.3	2.7	0.8	—	6.8
Total identifiable assets	3.1	3.1	1.0	0.5	7.7	3.9	2.9	1.1	0.4	8.3

(1)	Share of operating results of companies accounted for under equity method were U.S.$(14.3) million and U.S.$11.6 million for the three months ended March 31, 2014 and 2013, respectively.

(2)	For the three months ended March 31, 2014, “eliminations and other” included U.S.$(17.2) million of general corporate expenses.

GGR EBIT for the three months ended March 31, 2013 included a gain of U.S.$19.8 million related to the sale of the Company’s shareholding interest in Spectrum ASA.

For the three months ended March 31, 2013, “eliminations and other” included U.S.$(13.5) million of general corporate expenses, U.S.$(56.0) million of intra-group margin and U.S.$34.9 million of non recurring items related to the acquisition of Fugro’s Geoscience Division: (i) a gain of U.S.$84.5 million related to the contribution of shallow-water and OBC assets to our Seabed joint-venture with Fugro; (ii) restructuring costs of U.S.$(31.1) million related to the acquired vessels from Fugro; and (iii) acquisition costs of U.S.$(18.5) million.

(3)	Capital expenditures include capitalized development costs of U.S.$(15.9) million and U.S.$(10.8) million for the three months ended March 31, 2014 and 2013, respectively.

Analysis by geographic area

The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended March 31,
In millions of U.S.$, except percentages	2014		2013
North America	215.0	27%	217.1	25%
Central and South Americas	131.8	16%	78.1	9%
Europe, Africa and Middle East	301.1	37%	378.8	43%
Asia Pacific	158.3	20%	196.7	23%

Total	806.2	100%	870.7	100%

NOTE 4—RECEIVABLES

In 2013 and 2014, we entered into several factoring agreements with various banks. As of March 31, 2014, we had transferred U.S.$107.7 million of notes receivable compared to U.S.$36.9 million as of December 31, 2013 under these agreements.

The risks retained by the Group are mainly the risk of payment delay up to 30 days and the risk of commercial litigation. Both have been historically low with the transferred clients.

As a consequence, the Group retained only non-significant amounts to the extent of its continuing involvement. Related costs recorded in operating income are not significant.

NOTE 5—LITIGATIONS AND CONTENGENCIES

The City of Rio de Janeiro has claimed U.S.$48 million (103 million Brazilian reais) against Veritas do Brazil plus U.S.$30 million (63 million Brazilian reais) to CGG do Brazil concerning tax on services (ISS) with respect to the years 2001 to 2008, which has been duly disputed.

Decisions in favor of Veritas do Brazil were rendered on appeal in August 2011 and May 2012. The municipality appealed to Supreme Court in June 2012 and Veritas do Brazil presented its defense in August 2012. The Superior Court of Justice refused the municipality’s appeal in the case in 2013.

The Municipality did not timely appeal the decision before Supreme Court. As a consequence, from late February 2014, the litigation process is definitively ended with no reassessement.

NOTE 6—SUBSEQUENT EVENTS

Financial debt

On April 23, 2014, CGG issued €400 million in aggregate principal amount of 5.875% Senior Notes due 2020 at par.

The Company will use the net proceeds from this offering to finance the full repurchase of its OCEANE convertible bonds due January 2016 for €360 million in principal amount. The remaining net proceeds will be used to reimburse the 2015 instalment of the Fugro Vendor Loan.

On May 1, 2014, CGG issued U.S.$500 million in aggregate principal amount of 6.875% Senior Notes due 2022 at par.

The Company intends to use the net proceeds from this offering to redeem all of the U.S.$225 million outstanding principal amount of its 9 1⁄2% Senior Notes due 2016 and will use the remaining net proceeds to redeem a portion of the U.S.$400 million outstanding principal amount of its 7 3⁄4% Senior Notes due 2017.

Purchase option over Geomar with Louis Dreyfus Armateurs Group (LDA)

On November 27, 2013, we agreed with LDA to exercise a purchase option on the shares held by LDA in Geomar, the company owning the CGG Alizé vessel. This purchase took effect on April 1, 2014.

This transaction has no impact on the consolidation method of this subsidiary which remains fully consolidated. The change of ownership interests was accounted for as an equity transaction as of December 31, 2013.

C G G

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Group organization

Since February 1, 2013, as a result of the acquisition of the Fugro’s Geoscience division, we organized our activities into three divisions which we also used as segments for our financial reporting. These segments are:

•	Acquisition, which comprises the following operating segments:

•	Marine: offshore seismic data acquisition undertaken by us on behalf of a specific client or for our Multi-client business line (internal activity);

•	Land and Airborne: other seismic data acquisition undertaken by us on behalf of a specific client, or for our Multi-client business line (internal activity);

•

Geology, Geophysics & Reservoir (“GGR”). This operating segment comprises the Multi-client business line (development and management of seismic surveys that we undertake and license to a number of clients on a non-exclusive basis) and the Subsurface Imaging and Reservoir business line (processing and imaging of geophysical data, reservoir characterization, geophysical consulting and software services, geological data library and data management solutions). Both business lines regularly combine their offerings, generating overall synergies between their respective activities.

•

Equipment, which comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and marine. We carry out the activity in the Equipment segment through our subsidiary Sercel.

Factors Affecting Results of Operations

Geophysical market environment

Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration, development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.

The geophysical market has historically been extremely cyclical. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons. Exploration & Production companies have assumed in their budget an overall increase in exploration and production spending, with a strong focus on international activity in 2014, although at a slower pace than in previous years. We believe these decisions are the result of funding constraints imposed by payments of dividends and share buy-backs on one hand, and capital expenditures driven by inflation and nonconventional exploration on the other hand. We expect this increase in exploration and production spending to sustain marine prices and overall volume in 2014.

See “Item 4: Information on the Company – Industry Conditions” of our annual report on Form 20-F for the year ended December 31, 2013 for a discussion of developments in the geophysical industry.

Acquisitions and divestitures

None.

Backlog

Our backlog as of April 1, 2014 was U.S.$1.2 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.

The three months ended March 31, 2014 compared to three months ended March 31, 2013

Operating revenues

The following table sets forth our operating revenues by division for each of the periods stated:

	Three months ended March 31,
In millions of U.S.$	2014	2013
Marine acquisition	453	449
Land and Airborne acquisition	106	145
Acquisition Division Production	559	594
Multi-client data	127	108
Subsurface Imaging and Reservoir	163	152
GGR Division Revenues	290	260
Equipment Division Production	206	251
Eliminated production and others	(249)	(234)

Total operating revenues	806	871

Our consolidated operating revenues for the three months ended March 31, 2014 decreased 7% to U.S.$806 million from U.S.$871 million for the comparable period of 2013, mainly as a result of a weaker winter campaign in North America for our Land acquisition activities, and a lower level of activity for Sercel following strong deliveries of land equipment in the last quarter of 2013.

Acquisition

Operating revenues for our Acquisition segment, including intragroup sales, decreased 6% to U.S.$559 million for the three months ended March 31, 2014 from U.S.$594 million for the comparable period of 2013, mainly due to a weaker winter campaign in North America for the Land acquisition business.

Excluding intragroup sales, operating revenues decreased 16% to U.S.$353 million for the three months ended March 31, 2014 from U.S.$ 421 million for the comparable period of 2013.

Marine acquisition

Total production of our Marine acquisition business line for the three months ended March 31, 2014 increased 1% to U.S.$ 453 million from U.S.$449 million for the comparable period of 2013, due to a very good operational performance of the fleet, with an availability rate at 94% and a production rate at 93%, and despite the initial implementation of our downsizing plan, which has led to the de-rigging of the Symphony and the conversion into source vessels of the Geowave Voyager and the Vantage.

Land and Airborne acquisition

Total production of our other acquisition businesses (including internal and external sales) decreased 26% to U.S.$106 million for the three months ended March 31, 2014, compared to U.S.$145 million for the three months ended March 31, 2013. The Land acquisition winter campaign in North America was at a record low level, with only five crews working in Canada and none in Alaska. In addition, Airborne is suffering from a still depressed mining market.

Geology, Geophysics & Reservoir

Operating revenues from our GGR segment for the three months ended March 31, 2014 increased 12% to U.S.$290 million from U.S.$260 million for the comparable period of 2013 mainly due to a good performance in all businesses.

Multi-client data

Multi-client revenues increased 18% to U.S.$127 million for the three months ended March 31, 2014 from U.S.$108 million for the three months ended March 31, 2013.

Prefunding revenues were U.S.$80 million for the three months ended March 31, 2014 compared to U.S.$61 million for the three months ended March 31, 2013, mainly focused in the Gulf of Mexico with the beginning of TROIS, the final phase of our IBALT / StagSeis program; we also started two multi-client programs offshore Brazil in Foz do Amazonas and Campos. The prefunding rate was 51% for the three months ended March 31, 2014 compared to 48% for the three months ended March 31, 2013.

Subsurface Imaging & Reservoir

Operating revenues from our other GGR business line increased 7% to U.S.$163 million for the three months ended March 31, 2014 from U.S.$152 million for the comparable period of 2013 with strong performance across the business line.

Equipment

Total production of our Equipment segment, including internal and external sales, decreased 18 % to U.S.$206 million for the three months ended March 31, 2014 from U.S.$251 million for the comparable period of 2013. Land equipment sales were lower this quarter following strong deliveries in the last quarter of 2013. Marine equipment sales represented 51% of total revenue. Internal sales represented 21% of total revenue for the first quarter ended March 31, 2014.

External revenues for our Equipment segment decreased 14% to U.S.$163 million for the three months ended March 31, 2014 from U.S.$190 million for the comparable period of 2013.

Operating Expenses

Cost of operations, including depreciation and amortization, decreased 1% to U.S.$673 million for the three months ended March 31, 2014 from U.S.$675 million for the comparable period of 2013, fairly stable year on year. The amortization expenses of our seismic library correspond to 61% of the Multi-client data business line revenues for the three months ended March 31, 2014 compared to 64% for the comparable period of 2013. As a percentage of operating revenue, cost of operations increased to 83% for the three months ended March 31, 2014 from 78% for the comparable period of 2013. Gross profit decreased 32% to U.S.$134 million for the three months ended March 31, 2014 from U.S.$196 million for the comparable period of 2013, representing 17% and 23% of operating revenues, respectively.

Research and development expenditures were flat at U.S.$26 million for the three months ended March 31, 2014 and the comparable period of 2013, representing 3% of operating revenues for both periods.

Marketing and selling expenses increased 4% to U.S.$30 million for the three months ended March 31, 2014 from U.S.$ 28 million for the comparable period of 2013.

General and administrative expenses decreased 18% to U.S.$42 million for the three months ended March 31, 2014 from U.S.$51 million for the comparable period of 2013. As a percentage of operating revenues, general and administrative expenses represented 5% for the three months ended March 31, 2014 and 6% for the comparable period of 2013.

Other expenses of U.S.$2 million for the three months ended March 31, 2014 mainly corresponded to restructuring costs and the scrapping of Marine equipment. Other net revenues of U.S.$61 million for the three months ended March 31, 2013 were mainly due to (i) a U.S.$20 million gain on the sale of our remaining 10% stake in Spectrum ASA, (ii) a U.S.$85 million gain related to the contribution of shallow-water and OBC assets to our Seabed joint-venture with Fugro, (iii) U.S.$16 million of Fugro Geoscience division acquisition costs, (iv) U.S.$23 million of provisions for restructuring costs related to acquired vessels.

Operating income

The operating income amounted to U.S.$35 million for the three months ended March 31, 2014 as a result of the factors described above, compared to U.S.$152 million for the three months ended March 31, 2013 or U.S.$117 million before non recurring items linked to Fugro.

Equity in Income of Affiliates

Income from investments accounted for under the equity method was a loss of U.S.$17 million for the three months ended March 31, 2014 compared to income of U.S.$11 million for the comparable period of 2013, mainly due to the negative contribution of our joint-venture Seabed Geosolutions BV.

Earnings before interest and tax (“EBIT”)

EBIT, as disclosed in Note 3 to the interim consolidated financial statements, amounted to U.S.$18 million for the three months ended March 31, 2014 as a result of the factors described above, compared to U.S.$162 million for the three months ended March 31, 2013 (or U.S.$128 million before non recurring items linked to Fugro).

EBIT from our Acquisition segment was U.S.$(16) million for the three months ended March 31, 2014 compared to U.S.$47 million for the three months ended March 31, 2013. The first quarter of 2014 was impacted by the negative contribution from investments accounted for under the equity method, at U.S.$(16) million, mainly due to our joint-venture Seabed Geosolution BV, compared to a positive income for the three months ended March 31, 2013 of U.S.$9 million for the segment.

EBIT from our GGR segment was U.S.$63 million for the three months ended March 31, 2014 compared to U.S.$81 million for the three months ended March 31, 2013. The first quarter of 2013 was positively impacted by the gain of U.S.$20 million related to the sale of our shareholding interest in Spectrum SA.

EBIT from our Equipment segment decreased to U.S.$41 million for three months ended March 31, 2014 from U.S.$69 million for the comparable period of 2013.

Financial Income and Expenses

Cost of net financial debt increased 3% to U.S.$48 million for the three months ended March 31, 2014 from U.S.$46 million for the comparable period of 2013.

Other financial income amounted to U.S.$3 million for the three months ended March 31, 2014 compared to other financial expenses of U.S.$5 million for the three months ended March 31, 2013, mainly due to currency fluctuations.

Income Taxes

Income taxes amounted to U.S.$12 million for the three months ended March 31, 2014, due mainly to foreign deemed taxation and the non-recognition of deferred tax assets.

Net Income

Net income was a loss of U.S.$39 million for the three months ended March 31, 2014 compared to a gain of U.S.$79 million for the comparable period of 2013 as a result of the factors discussed above.

Liquidity and Capital Resources

Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions.

We intend to fund ongoing operations and debt service requirements through cash generated by operations. Our ability to make scheduled payments of principal, or to pay the interest or additional amounts, if any, on, or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations and our near-to medium-term debt repayment schedule, we believe that cash flow from operations, available cash and cash equivalents, together with liquidity available under the U.S. revolving facility (U.S.$165 million) and the French revolving facility (U.S.$325 million) will be adequate to meet our liquidity needs for the next twelve months.

Cash Flows

Operations

Net cash provided by operating activities was U.S.$118 million for the three months ended March 31, 2014 compared to U.S.$63 million for the comparable period of 2013. Before changes in working capital, net cash provided by operating activities for the three months ended March 31, 2014 was U.S.$159 million compared to U.S.$200 million for the comparable period for 2013. Changes in working capital had a negative impact on cash from operating activities of U.S.$41 million in the three months ended March 31, 2014 compared to U.S.$137 million for the comparable period for 2013, mainly due to lower impact of payments to suppliers and a more favorable variation of trade accounts receivables.

Investing activities

Net cash used in investing activities was U.S.$281 million in the three months ended March 31, 2014 compared to U.S.$1,108 million for the three months ended March 31, 2013.

In the three months ended March 31, 2013, we paid a total consideration of U.S.$938 million, net of U.S.$24 million of cash acquired, for the acquisition of the Fugro’s Geoscience Division with the exception of the airborne activity and certain minor assets which were contributed later.

During the three months ended March 31, 2014, our capital expenditures of U.S.$102 million were mainly related to purchases of Acqusition division equipment, as was the case during the three months ended March 31, 2013.

During the three months ended March 31, 2014, we invested U.S.$156 million in multi-client data, primarily in the Gulf of Mexico and offshore Brazil, compared to U.S.$127 million for the three months ended March 31, 2013. As of March 31, 2014, the net book value of our multi-client seismic and geologic data library was U.S.$928 million (including U.S.$12 million for the geologic library) compared to U.S$818 million as of December 31, 2013.

Financing activities

Net cash provided by financing activities during the three months ended March 31, 2014 was U.S.$92 million compared to net cash provided of U.S.$21 million for the three months ended March 31, 2013.

During the three months ended March 31, 2014, we drew €87 million (or U.S.$119 million converted at average exchange rate of U.S.$1.371) from our French revolving facility, mostly to finance our current euro needs.

Net Financial debt

Net financial debt as of March 31, 2014 was U.S.$2,428 million compared to U.S.$2,218 million as of December 31, 2013. The ratio of net financial debt to equity was 65% as of March 31, 2014 compared to 58% as of December 31, 2013.

“Gross financial debt” is defined as the amount of bank overdrafts, the current portion of financial debt, plus financial debt, and “net financial debt” is defined as gross financial debt less cash and cash equivalents. Net financial debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net financial debt differently than we do. Net financial debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.

The following table presents a reconciliation of net financial debt to finance items of the balance sheet at March 31, 2014 and December 31, 2013:

In millions of U.S.$	March 31, 2014 (unaudited)	December 31, 2013
Bank overdrafts	3.4	4.5
Current portion of long-term debt	388.1	247.0
Financial debt	2,495.0	2,496.1

Gross financial debt	2,886.5	2,747.6
Less : cash and cash equivalents	(458.9)	(530.0)

Net financial debt	2,427.6	2,217.6

For a more detailed description of our financial activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2013.

EBIT and EBITDAS

EBIT is defined as operating income plus our share of income in companies accounted for equity method. EBIT is presented as additional information because our management uses it to capture the contribution to our results of the significant businesses that are managed through our joint ventures.

EBITDAS is defined as earnings before interest, tax, depreciation, amortization net of amortization expense capitalized to multi-client, and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our share allocation plans. EBITDAS is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements.

However, other companies may present EBIT and EBITDAS differently than we do. EBIT and EBITDAS are not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.

EBIT for the three months ended March 31, 2014 was U.S.$18 million representing 2% of operating revenues, compared to U.S.$162 million for the comparable period of 2013 (or U.S.$128 million before non recurring items linked to Fugro representing 15% of operating revenues).

The following table presents a reconciliation of EBIT to “operating income” for the periods indicated:

Unaudited In millions of U.S.$	Three months ended March 31,
	2014	2013
EBIT	18.0	162.4
Less share of income in companies accounted for under equity method	16.5	(10.6)

Operating income	34.5	151.8

EBITDAS for the three months ended March 31, 2014 was U.S.$188 million representing 23 % of operating revenues compared to U.S.$313 million for the comparable period of 2013 (or U.S.$ 272 million before non necurring items linked to Fugro representing 31% of operating revenues).

The following table presents a reconciliation of EBITDAS to “net cash provided by operating activities”, according to our cash flow statement, for the periods indicated:

Unaudited In millions of U.S.$	Three months ended March 31,
	2014	2013
EBITDAS	188.3	313.2
Other financial income (expense)	2.5	(5.0)
Variance on provisions	(0.7)	19.1
Net gain on disposal of fixed assets	1.2	(99.7)
Dividends received from affiliates	8.4	—
Other non-cash items	0.2	5.5
Income taxes paid	(41.0)	(33.2)
Change in trade accounts receivables	77.1	16.9
Change in inventories	18.8	(15.2)
Change in other current assets	(19.6)	(1.1)
Change in trade accounts payables	(45.8)	(89.5)
Change in other current liabilities	(71.5)	(51.1)
Impact of changes in exchange rate	(0.1)	2.9

Net cash provided by operating activities	117.8	62.8

Contractual obligations

The following table sets forth our future cash obligations as of March 31, 2014. This table does not reflect the impact of the two high yield bond issuances and anticipated reimbursement of existing debts described in Note 6 “subsequent events” of the notes to the interim consolidated financial statements.

Unaudited In millions of U.S.$	Payments Due by Period
	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Financial debt	341.1	930.3	995.1	650.0	2,916.5
Finance lease obligations (not discounted)	15.2	30.2	29.8	41.4	116.6
Operating leases (a)	294.8	363.0	249.9	271.8	1,179.5
- Bareboat agreements	212.5	246.2	169.6	137.3	765.6
- Other operating lease agreement	82.3	116.8	80.3	134.5	413.9
Other long-term obligations (interests)	125.4	219.5	116.2	105.6	566.7

Total contractual cash obligations (b)	776.5	1,543.0	1,391.0	1,068.8	4,779.3

(a)	Includes a five-year marine charter agreement signed with Bourbon for six support vessels of which three were delivered in 2013.
(b)	Payments in foreign currencies are converted into U.S dollars at March 31, 2014 exchange rates.

Reconciliation of EBITDAS to U.S. GAAP

Summary of differences between IFRS and U.S. GAAP with respect to EBITDAS

The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans and development costs.

Pension plan

Under IFRS, in accordance with IAS 19 – Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.

Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006. Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	The intangible asset is likely to generate future economic benefits.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Unaudited	Three months ended March 31,
In millions of U.S.$	2014	2013
EBITDAS as reported	188.3	313.2
Cancellation of IFRS capitalization of development costs	(15.9)	(10.8)

EBITDAS according to U.S. GAAP	172.4	302.4

Item 3: CONTROLS AND PROCEDURES

There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-166250 AND NO.333-158684) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

C G G

(Registrant)

By:	/s/ Stéphane-Paul Frydman
Stéphane-Paul Frydman
Chief Financial Officer

Date: May 7, 2014